EXHIBIT 11

YOUNG BROADCASTING INC. AND SUBSIDIARIES

RE COMPUTATION OF PER SHARE EARNINGS

	THREE MONTHS ENDED		NINE MONTHS ENDED
	September 30	September 30	September 30	September 30
	2004	2005	2004	2005
Shares of common stock outstanding for the entire period	19,969,514	20,532,058	19,825,271	20,026,788

Issuance of 49,868 and 134,031 shares of common stock to the Company’s defined contribution plan in 2004 and 2005	19,497	62,344	28,575	66,773

Issuance of 4,288 shares of common stock upon exercise of options in 2004	—	—	3,339	—

Issuance of 102,954 and 432,600 shares of common stock under the 2004 equity incentive plan in 2004 and 2005, net of cancellations		(4,230)	56,362	153,062

Issuance of 18,541 and 32,344 shares of common stock to the employee stock purchase plan in 2004 and 2005	9,175	15,917	10,604	16,540

Weighted average shares of common stock outstanding	19,998,186	20,606,089	19,924,151	20,263,163

Loss from continuing operations	$(12,117,880)	$(21,165,519)	$(43,094,640)	$(87,874,803)
Income from discontinued operations, net of taxes	(13,851)	—	96,525	11,203,884
Net loss	$(12,131,731)	$(21,165,519)	$(42,998,115)	$(76,670,919)

Basic loss per common share:
Loss from continuing operations	$(0.61)	$(1.03)	$(2.16)	$(4.33)
Income from discontinued operations, net	—	—	—	0.55
Net loss per common share	$(0.61)	$(1.03)	$(2.16)	$(3.78)